FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 18, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX TO EXHIBITS

Item

1.	Norman R. Bobins to retire as head of LaSalle Bank & ABN AMRO’s BU NA Larry D. Richman named President of LaSalle Bank, 18 January, 2007

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this report are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

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Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: January 18, 2007	By:	/s/ Richard Bruens

		Name:	Richard Bruens
		Title:	Head of Investor Relations

	By:	/s/ Willem Nagtglas-Versteeg

		Name:	Willem Nagtglas-Versteeg
		Title:	Secretary to the Managing Board

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Amsterdam/Chicago, 18 January 2007

Norman R. Bobins to retire as head of LaSalle Bank & ABN AMRO’s BU NA Larry D. Richman named President of LaSalle Bank

Norman R. Bobins, President & Chief Executive Officer of Chicago-based LaSalle Bank Corporation and head of ABN AMRO’s North American Businesses (BU NA), announced his plans to retire by year-end after a 40-year career as one of Chicago’s top bankers and corporate leaders. Mr. Bobins, 64, informed LaSalle’s board of directors of his decision to retire at year’s end yesterday.

“Banking has been such a big part of my life—I’ve enjoyed a prosperous career and have had the good fortune to work with some truly wonderful people during the past 40 years,” reflected Bobins. “It has been extremely rewarding to see our organization grow and succeed—but what I’ve enjoyed most is building relationships with my colleagues, our customers, and within the community.”

“I also wish to extend my warmest congratulations to Mr. Richman in his new role. I’m confident that our senior management team, under Larry’s leadership, will continue our tradition of being the best relationship bank in the business,” added Bobins.

To ensure a seamless transition in the leadership of the bank, Bobins will assume the role of Chairman of LaSalle Bank Corporation as of May 1 and maintain executive responsibilities through Dec. 31, 2007.

Bobins’ responsibilities will be separated into two positions: one as President and CEO of Chicago-based LaSalle Bank and President of Michigan-based LaSalle Bank Midwest, and the other as Head of ABN AMRO’s Business Unit North America and CEO of LaSalle Bank Corporation, the U.S. holding company for the banks.

Larry D. Richman, 54, will assume the role of President and Chief Executive Officer of LaSalle Bank and President of LaSalle Bank Midwest as of March 1 and will lead LaSalle’s consumer and commercial businesses, including Commercial Banking, Specialty Banking, Personal Financial Services, Global Securities and Trust Services and National Residential Financial Services. He will also become a member of LaSalle Bank’s board of directors.

“Being named president of the organisation I’ve worked with for more than 25 years is beyond gratifying—I’m so very honored to be following in the footsteps of one of Chicago’s best bankers and civic leaders,” remarked Richman. “We have such a talented and dedicated executive management team, which has been responsible for growing the bank to what it is today. I’m looking forward to continuing our legacy and working together to build towards even greater success.”

ABN AMRO will also begin a search for the new head of its Business Unit North America. The Business Unit North American brings together ABN AMRO’s and LaSalle Bank Corporation’s client activities in the United States and Canada, forming one of the largest foreign-owned financial holding companies in North America with total assets of approximately $217 billion.

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

“For more than 25 years, Norm has led the extraordinary growth of LaSalle Bank and ABN AMRO’s other operations in North America,” remarked Joost Kuiper, Managing Board Member –ABN AMRO.

“From when he first joined the $575 million Exchange Bank in 1981, to today’s $217 billion Business Unit North America, Norm’s talents, vision, and leadership have been integral to our success. His lasting contributions to the bank, and to the Chicagoland community as one of its most influential civic leaders, cannot be measured. While we’ll certainly miss Norm’s talent and leadership, we have a very strong and dynamic leader in Larry Richman to lead LaSalle’s future growth and success,” concluded Kuiper.

# # #

ABN AMRO’s – Business Unit North America
The North American Business Unit (BU NA) brings together ABN AMRO’s and LaSalle Bank Corporation’s client activities in the United States and Canada, forming one of the largest foreign-owned financial holding companies in North America with total assets of approximately $217 billion.

The BU NA services clients across multiple business lines, including the consumer, commercial, and institutional segments, with a focus on mid-market clients. This includes a broad range of products and services such as Foreign Exchange, Fixed Income, Equity Trading, Commercial Lending, and Cash Management, as well as a full suite of consumer-retail products.

The BU NA is headquartered in Chicago and operates more than 400 branches and 1,450 ATMs under the LaSalle Bank brand, which is the largest bank holding company in Chicago with more than $120 billion assets.

LaSalle Bank Corporation:
LaSalle Bank Corporation is the largest bank holding company headquartered in Chicago, with $122.3 billion in assets. Through its subsidiaries, the company has retail and commercial operations in 20 states and 26 cities across the U.S. LaSalle Bank Corporation’s subsidiary banks serve individuals, small businesses, middle-market companies and institutions through more than 400 retail locations and 1,450 ATMs in Illinois, Michigan and Indiana.

LaSalle Bank Corporation’s direct and indirect subsidiaries include LaSalle Bank N.A., LaSalle Bank Midwest N.A., LaSalle National Leasing Corporation, LaSalle Business Credit LLC, LaSalle Financial Services, Inc. and ABN AMRO Mortgage Group, Inc.

Press Relations: +31 (0)20 6288900
Press Contacts US: Shawn Platt +1-312-904-7240
Investor Relations: +31 (0)20 6287835

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